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                            November 29, 2021

       Carter Culver
       Senior Vice President & Deputy General Counsel
       Constellation Newholdco, Inc.
       c/o Exelon Corporation
       10 South Dearborn Street
       P.O. Box 805379
       Chicago, Illinois 60680-5379

                                                        Re: Constellation
Newholdco, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form 10-12B
                                                            Submitted November
12, 2021
                                                            CIK 0001868275

       Dear Mr. Culver:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form 10-12B

       Impacts of the February 2021 Extreme Cold Weather Event and Texas-based Generating Assets
       Outages, page 98

   1. You disclose that the estimated impact to your net income for the nine months ended
                                                        September 30, 2021
arising from the impacts of the February 2021 extreme cold weather event and Texas-based
outages was a reduction of approximately $880 million. You
                                                        estimate a full year
reduction in net income of approximately $670 million to $820 million related to these events
in 2021. Revise to disclose how the range for the full year was determined and quantify
the estimated impact of each material factor that contributed to
 Carter Culver
Constellation Newholdco, Inc.
November 29, 2021
Page 2
      the development of this range.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameCarter Culver
                                                        Division of Corporation
Finance
Comapany NameConstellation Newholdco, Inc.
                                                        Office of Energy &
Transportation
November 29, 2021 Page 2
cc:       Tiffany Chan, Esq.
FirstName LastName